DAVID R. EARHART

469.320.6041

DEARHART@GRAYREED.COM

March 17, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-4628

Attention:                                         Karl Hiller, Branch Chief

Re:                             Cubic Energy, Inc.

Registration Statement on Form S-1

Filed January 10, 2014

File No. 333-193298

Amendment No. 1 to Current Report on Form 8-K

Filed December 18, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 14, 2013

Form 10-K for Fiscal Year Ended June 30, 2013

Filed October 15, 2013

File No. 1-34144

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated February 7, 2014 relating to the referenced filings.  Our responses are set forth below the Staff’s comments.

Registration Statement on Form S-1

General

Comment 1:  We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended June 30, 2013 and any related filings have been resolved.

The Company acknowledges the Staff’s comment.

Comment 2:  Please revise your registration statement as necessary to reflect corresponding changes that are made to the disclosures in your periodic and current reports to comply with our comments.

The Company has revised the registration statement to reflect corresponding changes in its periodic and current reports referenced above.

Comment 3:  Please revise your filing to disclose the total possible profit the selling shareholders could realize as a result of the exercise price discount for the common stock underlying the Class A warrants.  In that regard, we note the exercise price of the Class A warrants as compared to the market price of the common stock on the date you entered into the Warrant and Preferred Stock Agreement.

The requested disclosure has been made.

Risk Factors, page 4

Comment 4:  Please provide disclosure regarding the risks relating to the dilutive effect of your outstanding warrants.

The requested disclosure has been made.

Cautionary Notice Regarding Forward-Looking Statements, page 14

Comment 5:  Please revise your disclosure to remove any reference to the safe harbors for forward looking statements available under Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions are not available to issuers of penny stock.

The reference to the safe harbors for forward-looking statements has been removed.

Form 10-K for the Fiscal Year ended June 30, 2013

Business, page 1

Recently Completed Financing and Acquisitions, page 1

Comment 6:  We note your disclosure indicating that on October 2. 2013 you entered into a Call Option Structured Derivative arrangement with a third party under which you received cash proceeds totaling $35 million.  You also indicate that the counterparty has entered into agreements with your subsidiaries Cubic Asset and Cubic Louisiana “contemplating the hedging of hydrocarbons.”   Please disclose the salient terms of these agreements, such as duration, delivery, performance and settlement provisions, quantities and pricing, and variables that may impact these terms, and any related uncertainties.  Please file copies of the written agreements as exhibits to comply with Item 601(b)(10) of Regulation S-K.

The requested disclosure has been included, and copies of the written agreements have been filed as exhibits.

Principal Oil and Gas Properties, page 7

Comment 7:  Please expand your disclosures of natural gas liquids reserves, production and price that appear throughout your filing, including pages 7, 9, 12, 39 and F-29, to state the net quantities in barrels and the prices in dollars per barrel, to comply with Item 1202(a)(1) of Regulation S-K and FASB ASC paragraph 932-235-50-9.

The referenced disclosure has been revised as requested.

Oil and Gas Reserves, page 9

Comment 8:  Please modify your disclosures on pages 9 and 28 relating to the average price used to calculate reserves, future net revenues and future net cash flows, to clarify whether you have disclosed the prices for each product, including natural gas liquids and oil/condensate, net of adjustments for location and quality differentials, such as transportation, quality, gravity and Btu, as applicable.

The referenced disclosure has been revised as requested.

Comment 9:  We note the tabular disclosure provided on page 9 indicates there was a significant change in proved undeveloped reserves subsequent to June 30, 2012, for which an explanation should be provided to comply with Item 1203(b) of Regulation S-K. This guidance states that you should “[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves.” Please revise your disclosure relating to the material changes in proved undeveloped reserves to present changes relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed.

The disclosure has been modified as requested.

Please also provide the disclosures required by Item 1203(c) of Regulation S-K, which states that you should “[d]iscuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.” Please ensure that your explanations correlate with the change in undeveloped reserves attributable to the conversions shown in your table.

The requested disclosure has been made.

Comment 10:  We note you disclose that proved undeveloped reserves at June 30, 2013 represent approximately 90% of your total proved reserves. Please expand your disclosure to explain your development plans sufficiently to understand how you have complied with Rule 4-10(a)(31)(ii) of Regulation S-X in quantifying your reserves.  You should also disclose the information required by Item 1203(d) of Regulation S-K, regarding the extent to which any of your proved undeveloped reserves will not be developed within five years of your initial disclosure of these reserves, including the reasons for any exceptions you believe are accommodated under the aforementioned guidance.

The referenced disclosures have been expanded as requested.

The Company expects that all proved undeveloped reserves will be developed within five years of its initial disclosure of these reserves.

Net Production, Sales Prices and Costs, page 12

Comment 11:  Please expand your tabular disclosures on pages 12 and 39 to include the production quantities, by final product sold, for each field that contains 15% or more of your total proved reserves to comply with Item 1204(a) of Regulation S-K.

The referenced disclosures have been expanded as requested.

Productive Wells and Acreage, page 12

Comment 12:  We note your disclosure on page 9 indicates that approximately 90% of your total proved reserves at June 30, 2013 are proved undeveloped. However, your disclosure on page 12 indicates that none of your leasehold acreage is undeveloped. Please refer to Item 1208(c) of Regulation S-K for guidance relating to the definition of undeveloped acreage, and modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Please note our response to Comment 10 above.  We have modified our disclosure accordingly.

Financial Statements

Note J - Oil and Gas Reserves Information (Unaudited), page F-28

Proved Reserves, page F-29

Comment 13:  Please expand the tabular disclosure on page F-29 to separately provide the net quantities of your proved developed and proved undeveloped reserves for each of the periods presented to comply with FASB ASC paragraph 932-235-50-4.

The referenced disclosure has been modified as requested.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-31

Comment 14:  We note language in Exhibit 99.1 indicating that you asked the third party engineer to exclude the costs of abandoning your properties in preparing the estimates of net reserves and future net revenues.  Please clarify the extent to which your standardized measure of discounted future net cash flows on page F-32 also excludes future costs associated with the abandonment of your proved properties, which would ordinarily be included as part of the future development costs to comply with FASB ASC 932-235-50-31.  Please submit an explanation that includes quantification of the future abandonment costs, reasons for differences between your disclosure and the third party engineer report, and if applicable your view on materiality.  If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

The Company has revised the disclosure to included its estimate of future plugging and abandonment costs, including the Company’s view that this estimate is not material.  To the extent that plugging and abandonment costs are estimated to be material in future periods, the Company expects that such estimated costs will be included in reserve estimates for these periods.

Form 10-Q for the Fiscal Quarter ended September 30. 2013

Comment 15:  We note that you have filed a review report issued by your independent public accounting firm on your interim financial statements.  Given that your interim report is incorporated by reference into the Form S-8 that you filed on February 24, 2012, you should file as Exhibit 15 a letter from your independent accountant acknowledging the use of their report in this Form to comply with Item 601 of Regulation S-K.

The filing has been amended to include Exhibit 15.  The Company notes that Exhibit 15 was also included with its Quarterly Report on Form 10-Q for the quarter ended December 31, 2013.

Form 8-K/A Filed December 18, 2013

Exhibit 99.3

Statements of Revenues and Direct Operating Expenses of the Assets of the Acquired Properties

Comment 16:  We note that you have presented information about the reserves and standardized measure of discounted future net cash flows pertaining to the Gastar acquisition as of June 30, 2013, rather than December 31, 2012.  Please expand your disclosure to include comparable details as of the date of the audited financial information, and a table showing the roll-forward that you performed in arriving at the June 30, 2013 figures.  In addition, please file the related reserve report as an exhibit.

The referenced disclosure has been expanded as requested.  The Company has also modified the reference to the related reserve report.  The referenced reserve report was obtained by Gastar and is not limited to the properties acquired by the Company.  The Company was provided access to this reserve report.  The reference to the reservoir engineer issuing the reserve report has been eliminated.

Comment 17:  We note that you did not obtain reserve reports for the Navasota and Tauren property acquisitions and have not provided the related disclosures that would ordinarily be required under FASB ASC 932-235-50-3 through 50-11, and FASB ASC 932-235-50-29 through 50-36.  However, we also note that revenues have been reported for production from these interests in the historical statements and when you describe these transactions, you state that you acquired proven reserves.

Please explain your method of computing DD&A in your pro forma presentation in Exhibit 99.4, and in your financial statements covering periods subsequent to acquisition, as it relates to production from property interests for which reserves have not been established.  Tell us the extent to which you allocated the purchase price for these acquisitions to proved reserves, and explain how you determined the assigned values.  Given the accounting and disclosure requirements, if you believe that your filing should not be regarded as materially deficient due to the absence of this reserve information, explain your rationale.

The following is a brief explanation as to how the Company calculated the reserves as of June 30, 2013:

Gastar/Navasota Acquisition:

The Company took the December 31, 2012 reserves reflected on the Gastar reserve report, a copy of which was provided to the Company, and recalculated the reserves by including the additional percentage working interests acquired from Navasota.  The Company then subtracted actual production for the period January 2013 through June 2013 from the new recalculated reserves at December 31, 2012 to determine an estimate at June 30, 2013.

Tauren Acquisition:

The Company took its reserve report as of June 30, 2013 and recalculated the reserves attributable to its Louisiana properties based on the additional percentage working interests acquired from Tauren.

The Company used actual production data in order to calculate DD&A, which data is reflected in the audited statements of revenues and direct operating expenses.  DD&A was calculated based on the full-cost method.

The purchase price for proved reserves used in the DD&A calculation was based on the allocation of the purchase price for purposes of the purchase and sale agreements with respect to the Acquired Properties, less estimated post-closing adjustments, plus the assumed asset retirement obligation.  As this reserve information is included in the filing, the Company believes that its filing materially complies with the applicable disclosure requirements.

Note 4-Supplemental Financial Information for Natural Gas and Oil Producing Activities (Unaudited)

Comment 18:  Please modify your disclosures of proved reserves, changes in reserves, and the prices relating to your natural gas liquids to state the net quantities in barrels and the prices in dollars per barrel to comply with FASB ASC paragraph 932-235-50-9.

The referenced disclosure has been modified as requested.

Comment 19:  Please provide us with the average price by product type before adjustments for differentials used to derive the estimates of proved reserves presented as of June 30, 2012 and 2013.  To note, the use of estimates of reserves and future net revenue derived from the NSAI reports without recalculating such information using the average price specific to the 12-month period prior to the ending date of the period would not conform to the requirements set forth for proved reserves under Rule 4-10(a)(22)(v) of Regulation S-X and FASB ASC paragraph 932-235-20.  In the case of the June 30, 2012 and 2013 estimates, the price should be determined as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period from July through June.  If in computing your estimates, you did not apply the appropriate prices, please advise or otherwise amend your filing on Form 8-K to revise your estimates.

The disclosure includes the average prices by product type, as required by the requirements referred to above.

Exhibit 99.4

Unaudited Pro Forma Financial Information

Comment 20:  Please revise your presentation to show components of the adjustments on a gross basis in the pro forma financial statements or notes, and expand your narratives to further explain how the various adjustments have been computed.  Please include sufficient details to understand how the various equity instruments and derivative instruments have been valued.

The requested revisions have been made.

Comment 21:  Please revise your pro forma statements of operations to present in a separate column activity derived from the statements of revenues and direct operating expenses of the acquired properties for the year ended June 30, 2013 and for the three months ended September 30, 2013.  In doing so, please include a schedule in the notes to the pro forma financial information that reconciles between this financial information and the corresponding activity in the historical statements of revenues and direct operating expenses for the year ended December 31, 2012 and for the nine months ended September 30, 2013.  Please include separate columns for historical amounts, quarterly activity added, and quarterly activity deducted, in arriving at the figures utilized in your pro forma presentation.

The notes to the pro forma financial information have been revised to include the requested reconciliation.  The Company believes that its presentation complies with applicable requirements.

Comment 22:  Please expand your disclosure pertaining to the pro forma adjustments to include for each acquisition, a table showing how the purchase price was allocated among the net assets acquired and explanation of how you determined fair value.

The requested table has been included, together with an explanation of how fair value was determined.

Comment 23:  We note that although you disclose that you issued 98,751.823 shares of Series C Voting Preferred Stock to investors in connection with the other transactions that are depicted, you have not identified the issuance of these shares in your pro forma balance sheet or in the footnotes.  Please revise to clarify your handling of this issuance in your presentation, also to explain how these securities have been valued and how the terms providing for redemption at the option of the holder have been taken into account in the valuation and classification.

The issuance of the Series C voting preferred stock is now reflected on the pro forma balance sheet.  The value of such shares reflects the aggregate redemption price.

Comment 24:  Please expand your disclosure to include pro forma reserves and pro forma standardized measure of discounted future net cash flows as of June 30, 2013, reflecting your recent acquisitions of producing assets with proved reserves. If you need to reconcile any components from reserve reports that were prepared as of December 31, 2012, please include a separate schedule that accomplishes this objective.  The pro forma tabulation should include columns for your historical figures as of June 30, 2013, amounts pertaining to your acquisitions that have been rolled-forward to that date, and the pro forma figures from the addition of this columnar information.

The referenced disclosure has been expanded as requested.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:                    Jenifer Gallagher (Staff)

John Hodgin (Staff)

Karina V. Dorin (Staff)

Laura Nicholson (Staff)

Jon S. Ross (Company)

Larry G. Badgley (Company)